JPF Securities Law, LLC
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VIA FACSIMILE

January 19, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:     Larry Spirgel Esq.
Assistant Director

Re:       Voice Diary Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed December 22, 2006
File Number: 000-50029

Dear Mr. Spirgel:

Below please find the proposed disclosure to be added to the Voice Diary, Inc. Form 14C:

"According to Federal securities law the Registrant is required to provide notice and disclosure to shareholders pursuant to Section 14(c) of the Securities Exchange Act of 1934, twenty days before any increase in authorized capital. Our failure to do so may be considered a violation of Section 14(a) and Section 14(c) of the Securities Exchange Act of 1934. As a result we could be subject to an enforcement action by the commission. Also, some courts have held that there is an implied right of action for a direct or derivative stockholders' suit based on a violation of Section 14(a) and/or 14(c).

In addition, if it can be shown that there was scienter in our failure to provide appropriate disclosure, some of our officers and directors may be liable under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and could face criminal charges and/or further civil litigation.

It should also be noted that the statute of limitations for the above violations should be the lesser of three years after the violation or one year after discovery should have been made."

Thank you for your patience and assistance.

Yours truly,

/s/ Jared Febbroriello
Jared Febbroriello